CUSIP No. 16954L105

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

China Online Education Group
(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)

16954L105
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16954L105

1	NAMES OF REPORTING PERSONS YY Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 23,181,174 ordinary shares (1)
	6	SHARED VOTING POWER 2,201,811 ordinary shares (2)
	7	SOLE DISPOSITIVE POWER 23,181,174 ordinary shares (1)
	8	SHARED DISPOSITIVE POWER 2,201,811 ordinary shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,382,985 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%(3) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 23,181,174 Class B ordinary shares held by Duowan Entertainment Corporation. Duowan Entertainment Corporation is wholly owned by YY Inc..

(2)	Represents 2,201,811 Class B ordinary shares held by Engage Capital Partners I, L.P. The general partner of Engage Capital Partners I, L.P. is Engage Capital Partners I GP Limited, in which Duowan Entertainment Corporation. holds 93.5% equity interests.

(2)	Based on 57,189,473 Class A ordinary shares as of June 30, 2016, as described in the Form 6-K furnished by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on August 23, 2016 and 243,196,171 Class B ordinary shares outstanding as of June 10, 2016, as described in the prospectus filed by the Issuer with the SEC on June 10, 2016. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

CUSIP No. 16954L105

1	NAMES OF REPORTING PERSONS Duowan Entertainment Corporation.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 23,181,174 ordinary shares (1)
	6	SHARED VOTING POWER 2,201,811 ordinary shares (2)
	7	SOLE DISPOSITIVE POWER 23,181,174 ordinary shares (1)
	8	SHARED DISPOSITIVE POWER 2,201,811 ordinary shares (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,382,985 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%(3) (assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares)
12	TYPE OF REPORTING PERSON CO

(1)	Represents 23,181,174 Class B ordinary shares held by Duowan Entertainment Corporation.

(2)	Represents 2,201,811 Class B ordinary shares held by Engage Capital Partners I, L.P. The general partner of Engage Capital Partners I, L.P. is Engage Capital Partners I GP Limited, in which Duowan Entertainment Corporation holds 93.5% equity interests.

(2)	Based on 57,189,473 Class A ordinary shares as of June 30, 2016, as described in the Form 6-K furnished by the Issuer with the SEC on August 23, 2016 and 243,196,171 Class B ordinary shares outstanding as of June 10, 2016, as described in the prospectus filed by the Issuer with the SEC on June 10, 2016. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof.

CUSIP No. 16954L105

ITEM 1(a).	NAME OF ISSUER:

China Online Education Group (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

6th Floor, Deshi Building North

Shangdi Street

Haidian District, Beijing 100085

The People's Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

(i)	YY Inc.
(ii)	Duowan Entertainment Corporation

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

YY Inc.

Building B-1, North Block of Wanda Plaza

No. 79 Wanbo Er Road, Nancun Town

Panyu District, Guangzhou 511442

The People’s Republic of China

Duowan Entertainment Corporation

c/o YY Inc.

Building B-1, North Block of Wanda Plaza

No. 79 Wanbo Er Road, Nancun Town

Panyu District, Guangzhou 511442

The People’s Republic of China

ITEM 2(c).	CITIZENSHIP:

(i)	YY Inc.—Cayman Islands
(ii)	Duowan Entertainment Corporation—British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares. Each Class B ordinary share held by each reporting person is convertible into one Class A ordinary share at any time by the holder thereof.

ITEM 2(e).	CUSIP NO.:

16954L105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

CUSIP No. 16954L105

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. The following information with respect to the ownership of the ordinary shares of the Issuer by the reporting persons is provided as of December 31, 2016. The information below is prepared based on the Issuer having a total of 57,189,473 Class A ordinary shares as of June 30, 2016, as described in the Form 6-K furnished by the Issuer with the SEC on August 23, 2016 and 243,196,171 Class B ordinary shares outstanding as of June 10, 2016, as described in the prospectus filed by the Issuer with the SEC on June 10, 2016. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. For each reporting person, percentage of voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all the outstanding Class A ordinary shares and Class B ordinary shares as a single class. Each holder of Class A ordinary Shares is entitled to one vote per share and each holder of Class B ordinary Shares is entitled to ten votes per share.

YY Inc.

(a) Amount beneficially owned: 25,382,985 Class B ordinary shares

(b) Percentage of class: (i) 10.4% of the total outstanding Class B ordinary shares; (ii) 8.5% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares; and (iii) 10.2% of the aggregate voting power of all the outstanding Class A ordinary shares and Class B ordinary shares as a single class.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 23,181,174 ordinary shares.

(ii) Shared power to vote or to direct the vote: 2,201,811 ordinary shares.

(iii) Sole power to dispose or to direct the disposition of: 23,181,174 ordinary shares.

(iv) Shared power to dispose or to direct the disposition of: 2,201,811 ordinary shares.

Duowan Entertainment Corporation

(a) Amount beneficially owned: 25,382,985 Class B ordinary shares

(b) Percentage of class: (i) 10.4% of the total outstanding Class B ordinary shares; (ii) 8.5% of the total ordinary shares assuming conversion of all outstanding Class B ordinary shares into the same number of Class A ordinary shares; and (iii) 10.2% of the aggregate voting power of all the outstanding Class A ordinary shares and Class B ordinary shares as a single class.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 23,181,174 ordinary shares.

(ii) Shared power to vote or to direct the vote: 2,201,811 ordinary shares.

(iii) Sole power to dispose or to direct the disposition of: 23,181,174 ordinary shares.

(iv) Shared power to dispose or to direct the disposition of: 2,201,811 ordinary shares.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

CUSIP No. 16954L105

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2017

YY Inc.
	By:	/s/ David Xueling Li
Name: David Xueling Li
Title: Chairman of the Board of Directors

Duowan Entertainment Corporation
	By:	/s/ David Xueling Li
Name: David Xueling LI
Title: Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement